Exhibit (a)(6)

PRESS RELEASE

Beverly Hills Bancorp Inc.

23901 Calabasas Rd., Ste. 1050

Calabasas, CA 91302

Contact Information:	Larry B. Faigin
Chairman of the Board and Chief Executive Officer Beverly Hills Bancorp Inc. 818.223.5474 800.515.1616 ext. 5474

Beverly Hills Bancorp Inc. Announces Tender Offer

for 2,750,000 Shares of its Common Stock

CALABASAS, CA – (BUSINESS WIRE) – July 14, 2006 – Beverly Hills Bancorp Inc. (NASDAQ-NNM:BHBC) (the “Company”) announced today that it had commenced a tender offer for the repurchase of up to 2,750,000 shares of its common stock, or approximately 12.8% of its outstanding common stock. The tender offer will expire at 5:00 pm Eastern time on Monday, August 14, 2006.

The Company is making the tender offer through a procedure commonly referred to as a modified “Dutch auction.” This procedure allows each stockholder to select the price, within the range of $9.00 to $9.50 per share, at which the stockholder is willing to sell all or a portion of his or her shares to the Company.

Based on the number of shares of common stock tendered and the prices specified by the tendering stockholders, the Company will select the lowest per-share price within the specified range that would allow it to purchase 2,750,000 shares (or any lesser number of shares that are properly tendered). All shares will be purchased at the same price, including shares tendered at a lower price. Shareholders whose shares are purchased in the tender offer will be paid in cash, without interest, promptly after expiration of the offer.

If the Company purchases all 2,750,000 shares at $9.50 per share, the total purchase would be $26.1 million. The Company intends to finance the repurchase of its stock primarily with the proceeds from the issuance of $20 million of trust preferred securities in May 2006.

The tender offer will be made pursuant to the Offer to Purchase dated July 14, 2006 and related materials, which are being mailed today to all shareholders of record of the Company. The Information Agent is Keefe, Bruyette & Woods, Inc., and any questions or requests for documents or forms related to the offer should be directed to Keefe, Bruyette & Woods, Inc. at (877) 298-6520 (toll free).

A Special Committee of the Company’s Board of Directors approved the tender offer. However, neither the Special Committee, the Company’s Board of Directors nor the Information Agent makes any recommendation to shareholders whether to tender or refrain from tendering their shares, or as to the price or prices at which they may choose to tender their shares.

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares. The offer is being made solely by the Offer to Purchase and related materials, which contain important information regarding the tender offer, including the terms and conditions of the offer and instructions on how to tender shares. Shareholders are urged to carefully read the Offer to Purchase and related materials.

Beverly Hills Bancorp Inc. is a financial holding company that conducts banking operations through its wholly owned subsidiary, First Bank of Beverly Hills, with branch offices located in Beverly Hills and Calabasas, California.

For further information, please see our website (www.bhbc.com) for our related communications.

This release contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates, and projections about our industry, our beliefs and our assumptions. Words such as “may,” “will,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. The Company’s actual results may differ materially from those projected in these forward-looking statements as a result of a number of factors, including, but not limited to, the condition of the real estate market, the availability and conditions of financing for loan pool acquisitions, mortgage-backed securities and other financial assets as well as interest rates. Readers of this release are cautioned not to place undue reliance on these forward-looking statements.

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